SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

FOOD TECHNOLOGY SERVICE, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

344798202

(CUSIP Number)

Corey H. Grauer

Sterigenics U.S., L.L.C.

2015 Spring Road, Suite 650

Oak Brook, IL 60523

847-607-6060

Copy to:

Danielle Price, Esq.

Holland & Knight L.L.P.

701 Brickell Avenue, Suite 3000

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2013

(Date of Event which Requires Filing of this Statement)

¹	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON Sterigenics U.S., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 904,162 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,162 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON* OO

(1)	The shares of Common Stock, par value $0.01 per share (“Common Stock”), of Food Technology Service, Inc., a Florida corporation (“FTS”), covered by this item (the “Stockholder Agreement Shares”) are deemed beneficially owned under a stockholder agreement, dated as of December 5, 2013 (the “Stockholder Agreement”), by and among Sterigenics U.S., LLC, a Delaware limited liability company (“Sterigenics”), Sterigenics Florida Acquisition Corp., a Florida corporation and wholly owned subsidiary of Sterigenics (“Merger Sub”), Fort Ashford Holdings, LLC , a Nevada limited liability company and stockholder of FTS stock (“Fort Ashford”), and Richard G. Hunter, Ph.D, President and CEO of FTS (“Dr. Hunter” and together with Fort Ashford, the “Stockholders”), obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement. Sterigenics and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is taken from the Stockholder Agreement.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4) and (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON Sterigenics International L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 904,162 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,162 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON* OO

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of Sterigenics International L.L.C.’s 100% ownership of Sterigenics. Sterigenics International L.L.C. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is taken from the Stockholder Agreement.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4) and (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON Sterigenics Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 904,162 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,162 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON* OO

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of Sterigenics Holdings L.L.C.’s 100% ownership of Sterigenics International L.L.C. Sterigenics Holdings L.L.C. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is taken from the Stockholder Agreement.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4) and (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON STHI Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 904,162 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,162 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON* CO

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and STHI Holding Corp.’s 100% ownership of Sterigenics Holdings L.L.C. STHI Holding Corp. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is taken from the Stockholder Agreement.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4) and (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON STHI Intermediate Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 904,162 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,162 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON* CO

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of STHI Intermediate Holding Corp.’s 100% ownership of STHI Holding Corp. STHI Intermediate Holding Corp. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is taken from the Stockholder Agreement.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4) and (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON STHI Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 904,162(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,162(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON* CO

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of STHI Holdings Inc.’s 100% ownership of STHI Intermediate Holding Corp. STHI Holdings Inc. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is taken from the Stockholder Agreement.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4) and (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON STHI Parent Company, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 904,162 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,162 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON* OO

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of STHI Parent Company, L.L.C.’s 100% ownership of STHI Holdings, Inc. STHI Parent Company, L.L.C. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is taken from the Stockholder Agreement.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4) and (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON GTCR Fund IX/A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 723,330 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,330 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.97% (2)
14	TYPE OF REPORTING PERSON* PN

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of GTCR Fund IX/A, L.P.’s 80.0% ownership of STHI Parent Company, L.L.C. GTCR Fund IX/A, L.P. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is based on the information in footnote (2) below.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4), (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement, and (iii) assuming the options to purchase 60,000 shares are all exercised, 723,330 shares that GTCR Fund IX/A, L.P may beneficially own based on its approximately 80.0% ownership of STHI Parent Company, L.L.C.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON GTCR Fund IX/B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,254 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,254 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15% (2)
14	TYPE OF REPORTING PERSON* PN

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of GTCR Fund IX/B, L.P.’s 13.3% ownership of STHI Parent Company, L.L.C. GTCR Fund IX/B, L.P. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is based on the information in footnote (2) below.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4), (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement, and (iii) assuming the options to purchase 60,000 shares are all exercised, 120,254 shares that GTCR Fund IX/B, L.P. may beneficially own based on its approximately 13.3% ownership of STHI Parent Company, L.L.C.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON GTCR Co-Invest III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,425 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,425 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19% (2)
14	TYPE OF REPORTING PERSON* PN

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of GTCR Co-Invest III, L.P.’s 0.6% ownership of STHI Parent Company, L.L.C. GTCR Co-Invest III, L.P. and all other Reporting Persons (as defined in Item 2) expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is based on the information in footnote (2) below.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4), (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement, and (iii) assuming the options to purchase 60,000 shares are all exercised, 5,425 shares that GTCR Co-Invest III, L.P. may beneficially own based on its approximately 0.6% ownership of STHI Parent Company, L.L.C.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON GTCR Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 843,584 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,584 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.12% (2)
14	TYPE OF REPORTING PERSON* PN

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of GTCR Partners IX, L.P. being the sole general partner of GTCR Fund IX/A, L.P. and GTCR Fund IX/B, L.P. GTCR Partners IX, L.P. and all other Reporting Persons expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is based on the information in footnote (2) below.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4), (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement, and (iii) assuming the options to purchase 60,000 shares are all exercised, 843,584 shares that GTCR Partners IX, L.P. may beneficially own by virtue of being the sole general partner of GTCR Fund IX/A, L.P. and GTCR Fund IX/B, L.P.

CUSIP No. 344798202	13D

1	NAME OF REPORTING PERSON GTCR Golder Rauner II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 849,009 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,009 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% (2)
14	TYPE OF REPORTING PERSON* OO

(1)	The Stockholder Agreement Shares are deemed beneficially owned under the Stockholder Agreement obligating the Stockholders to vote their shares in accordance with the terms of the Stockholder Agreement and pursuant to which an irrevocable proxy was granted to Sterigenics with respect to the Stockholder Agreement Shares in order to secure the performance of their obligations under the Stockholder Agreement, and by virtue of GTCR Golder Rauner II, L.L.C. being the sole general partner of GTCR Partners IX, L.P. and GTCR Co-Invest III, L.P. GTCR Golder Rauner II, L.L.C. and all other Reporting Persons expressly disclaim beneficial ownership of all shares subject to the Stockholder Agreement and the proxies. The number of shares listed above is based on the information in footnote (2) below.
(2)	Based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement (as defined in Item 4), (ii) options to purchase 60,000 shares of Company Common Stock subject to the Stockholder Agreement, and (iii) assuming the options to purchase 60,000 shares are all exercised, 849,009 shares that GTCR Golder Rauner II, L.L.C. may beneficially own by virtue of being the sole general partner of GTCR Partners IX, L.P. and GTCR Co-Invest III, L.P.

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 (the “Common Stock”), of Food Technology Service, Inc., a Florida corporation (“FTS”), whose principal executive offices are located at 502 Prairie Mine Road, Mulberry, Florida 33860.

Item 2. Identity and Background

(a)-(c) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Sterigenics U.S. L.L.C., a Delaware limited liability company (“Sterigenics”), by virtue of the proxy granted to it in the Stockholder Agreement ; (ii) Sterigenics International L.L.C., a Delaware limited liability company (“Sterigenics International”), by virtue of its direct ownership of Sterigenics; (iii) Sterigenics Holdings L.L.C., a Delaware limited liability company (“Sterigenics Holdings”), by virtue of its direct ownership of Sterigenics International; (iv) STHI Holding Corp., a Delaware corporation (“STHI Holding”), by virtue of its direct ownership of Sterigenics Holdings; (v) STHI Intermediate Holding Corp., a Delaware corporation (“STHI Intermediate”), by virtue of its direct ownership of STHI Holding; (vi) STHI Holdings, Inc., a Delaware corporation (“STHI Inc.”), by virtue of its direct ownership of STHI Intermediate; (vii) STHI Parent Company, L.L.C., a Delaware limited liability company (“STHI Parent”), by virtue of its direct ownership of STHI Holdings, Inc.; (viii) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”), by virtue of its direct ownership of STHI Parent; (ix) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”), by virtue of its direct ownership of STHI Parent; (x) GTCR Co-Invest III, L.P., a Delaware limited partnership (“Co-Invest,” and together with Fund IX/A, Fund IX/B, the “GTCR Funds”), by virtue of its direct ownership of STHI Parent; (xi) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of its being the sole general partner of Fund IX/A and Fund IX/B; and (xii) GTCR Golder Rauner II, LLC, a Delaware limited liability company (“GTCR”), by virtue of its being the sole general partner of Partners IX and Co-Invest. All of the named parties are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Sterigenics, Sterigenics International, Sterigenics Holdings, STHI Holding, STHI Intermediate, STHI Inc., and STHI Parent (collectively, the “Sterigenics Entities”) may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Sterigenics Entities expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The address of the principal place of business and the principal office for the Sterigenics Entities is 2015 Spring Road, Suite 650, Oak Brook, IL 60523. The Sterigenics Entities are a leading global provider of outsourced contract sterilization services, primarily to the medical device and food industries. The Sterigenics Entities operate 39 facilities worldwide across the Americas, Europe and Asia and offers a range of services utilizing the most widely used sterilization technologies.

The GTCR Funds, Partners IX, and GTCR (collectively the “GTCR Entities”) may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The GTCR Entities expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The address of the principal business and principal office for the GTCR Entities is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654. The principal business of the GTCR Entities, including Partners IX as general partner of Fund IX/A and Fund IX/B and GTCR as general partner of Partners IX and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Certain Information required by this Item 2 concerning the executive officers and members of GTCR and the executive officers, directors and managers of the Sterigenics Entities is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(d)-(e) During the past five years, none of the Reporting Persons, nor, to the best knowledge of such persons, any of the directors or executive officers identified on Schedule A to this Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the individuals named in Schedule A are United States citizens, except for John Barker, who is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4, the shares of FTS Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons. The Stockholders entered into the Stockholder Agreement as an inducement to Sterigenics and Sterigenics Florida Acquisition Corp., a Florida corporation and wholly owned subsidiary of Sterigenics (“Merger Sub”), to enter into the Merger Agreement (as defined in Item 4 below). Neither Sterigenics, nor any of the other Reporting Persons, have paid additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreement and thus no funds were used for such purpose. For a description of the Stockholder Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Pursuant to the Stockholder Agreement, Sterigenics, and consequently the other Reporting Persons (as more fully described in Item 5), may be deemed to have acquired beneficial ownership of 904,162 shares of FTS Common Stock held of record by Fort Ashford and Dr. Hunter. As of December 5, 2013, Fort Ashford beneficially owned an aggregate of 841,845 shares of Common Stock, representing approximately 29.7% of 2,837,133 shares of Common Stock represented by FTS in the Merger Agreement to be outstanding as of December 5, 2013. Dr. Hunter beneficially owned an aggregate of 2,317 shares of Common Stock and options to purchase 60,000 shares of Common Stock, representing approximately 2.1% of the sum of (i) 2,837,133 shares of Common Stock represented by FTS in the Merger Agreement to be outstanding as of December 5, 2013 and (ii) options to purchase 60,000 shares of Common Stock subject to the Stockholder Agreement.

Item 4. Purpose of the Transaction

(a) – (b) On December 5, 2013, Sterigenics entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FTS and the Merger Sub. The Merger Agreement provides for the acquisition by Sterigenics of all of the outstanding shares of FTS’s Common Stock through a merger of Merger Sub with and into FTS, as a result of which FTS will become a wholly owned subsidiary of Sterigenics (the “Merger”). Pursuant to the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement), each share of Common Stock issued and outstanding immediately prior to the Effective Time (the “Shares”), other than Dissenting Shares (as defined in the Merger Agreement), shall be converted into the right to receive, subject to applicable withholding taxes required by law, the Per Share Merger Consideration (as defined in the Merger Agreement), without interest. All such Shares, when converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate evidencing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor. The resulting Surviving Corporation (as defined in the Merger Agreement) will cause the shares of Common Stock to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act, following the Effective Time. The information contained in Item 3 is also incorporated by reference herein.

Consummation of the Merger Agreement is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including but not limited to, (i) approval of the Merger Agreement by the Required Company Stockholder Approval (as defined in the Merger Agreement), (ii) FTS providing notice to holders of Company Stock Options, and (iii) other customary closing conditions.

The Merger Agreement contains certain customary restrictions on the conduct of the business of FTS pending the Merger, including certain customary restrictions relating to FTS Common Stock. Further, pursuant to the Merger Agreement, FTS has agreed that, after the date of the Merger Agreement and prior to the Effective Time, it will not, without consent of Sterigenics, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, stock, property, or otherwise).

The Merger Agreement is attached as Exhibit 2.1 to FTS’s current report on Form 8-K filed with the SEC on December 09, 2013 (the “8-K”), and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

In connection with the Merger Agreement, Fort Ashford and Dr. Hunter entered into the Stockholder Agreement, under which the Stockholders have agreed to vote the shares of Common Stock over which they have voting control as follows: (1) in favor of the adoption and approval of the Merger, the transactions contemplated thereby (including, without limitation, the Merger), and any action required in furtherance thereof; (2) against any other proposal for action or agreement that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, nullify, adversely affect or be in opposition to or in competition or inconsistent with the consummation of the transactions contemplated by the Merger Agreement; (3) against any Acquisition Proposal (as defined in the Merger Agreement) or other transaction pursuant to which any Person (as defined in the Merger Agreement) other than Sterigenics or any of its Affiliates (as defined in the Merger Agreement) would acquire all or substantially all of FTS’s assets or all or a majority of any class of FTS’s capital stock; and (4) against any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. However, if any of the shares are deemed “Control Shares” under Section 607.0902 of the Florida Business Corporation Act, then these shares shall not be covered by the Stockholder Agreement. Fort Ashford believes that 122,746 of their 841,845 shares may be Control Shares.

Pursuant to the terms of the Stockholder Agreement, the Stockholders have irrevocably appointed Sterigenics and each of Sterigenics’s current and future executive officers, and each of them individually, as the Stockholders’ attorney-in-fact, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution and resubstitution, to vote and otherwise act with respect to all of the shares of Common Stock beneficially owned by each Stockholder at the FTS Stockholders Meeting or other meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), and in any action by written consent of the stockholders of the Company, on the matters specified in Section 2.3 of the Stockholder Agreement. The Irrevocable Proxies granted by each Stockholder are irrevocable and coupled with an interest and, to the extent permitted under applicable law, shall be valid and binding on any person to whom the Stockholder may transfer any of his or its shares in breach of the Stockholder Agreement. The Irrevocable Proxies granted by the Stockholders are automatically revoked upon termination of the Stockholder Agreement.

The Stockholder Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

The Stockholder Agreement is attached as Exhibit 10.1 to the 8-K, and is incorporated herein by reference in its entirety. The foregoing summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors and officers of the Merger Sub immediately prior to the Effective Time of the Merger will become the initial directors and officers of the Surviving Corporation, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(e) The Merger Agreement prohibits FTS from issuing securities, disposing of securities or changing its capitalization, except as expressly provided by the Merger Agreement or consented to by Sterigenics. The Merger Agreement further prohibits FTS from declaring, setting aside or paying any dividend or other distribution payable in cash, stock or property with respect to its capital, or redeeming, purchasing or otherwise acquiring, directly or indirectly, any of FTS’s capital stock, except as expressly provided by the Merger Agreement or consented to by Sterigenics. Upon consummation of the Merger, FTS will become a wholly owned subsidiary of Sterigenics, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, FTS will become a wholly owned subsidiary of Sterigenics.

(g) The Merger Agreement contains provisions that limit the ability of FTS to engage in a transaction that would entail a change of control of FTS during the pendency of the Merger Agreement. Upon consummation of the Merger, the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation after the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of FTS, until thereafter amended in accordance with its terms and as provided in the Florida Business Corporation Act (the “FBCA”). Upon consummation of the Merger, the Bylaws of the Merger Sub as in effect immediately prior to the Effective time shall be the bylaws of the Surviving Corporation after the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of FTS, and thereafter may be amended in accordance with its terms and as provided by the articles of incorporation of the Surviving Corporation and the FBCA.

(h) Upon consummation of the Merger, FTS’s Common Stock will be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act.

(i) Upon consummation of the Merger, FTS’s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Statement (although the Reporting Persons reserve the right to develop such plans).

Except as set forth in this Statement, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the directors or executive officers listed on Schedule A hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Stockholder Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Stockholder Agreement, copies of which are filed as Exhibits 2.1 and 10.1 to the 8-K and are incorporated herein by reference

Item 5. Interest in Securities of the Issuer

(a) – (b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Stockholder Agreement, Sterigenics shares the power to vote or direct the vote of the Stockholder Agreement Shares with respect to the matters set forth in the Stockholder Agreement. As of December 5, 2013, the Stockholder Agreement Shares represented in the aggregate approximately 31.2% of the issued and outstanding shares of Common Stock as determined pursuant to Rule 13d-3 under the Exchange Act (based on (i) 2,837,133 shares of Common Stock issued and outstanding as of December 5, 2013, as represented by FTS in the Merger Agreement, and (ii) options to purchase 60,000 shares of Common stock subject to the Stockholder Agreement). Sterigenics therefore may be deemed to have shared voting power with respect to (and therefore beneficially own) 904,162 shares of Common Stock, or approximately 31.2% of the Common Stock outstanding as of December 5, 2013, the date of the Merger Agreement. The filing of this Statement by Sterigenics shall not be construed as an admission that Sterigenics is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

By virtue of its 100% direct ownership of Sterigenics, Sterigenics International may be deemed to possess indirect beneficial ownership of the 904,162 shares of Common Stock that may be beneficially owned by Sterigenics, which represents approximately 31.2% of the Common Stock as of December 5, 2013. The filing of this Statement by Sterigenics International shall not be construed as an admission that Sterigenics International is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Sterigenics.

By virtue of its 100% direct ownership of Sterigenics International, Sterigenics Holdings may be deemed to possess indirect beneficial ownership of the 904,162 shares of Common Stock that may be beneficially owned by Sterigenics International, which represents approximately 31.2% of the Common Stock as of December 5, 2013. The filing of this Statement by Sterigenics Holdings shall not be construed as an admission that Sterigenics Holdings is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Sterigenics International.

By virtue of its 100% direct ownership of Sterigenics Holdings, STHI Holding may be deemed to possess indirect beneficial ownership of the 904,162 shares of Common Stock that may be beneficially owned by Sterigenics Holdings, which represents approximately 31.2% of the Common Stock as of December 5, 2013. The filing of this Statement by STHI Holding shall not be construed as an admission that STHI Holding is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Sterigenics Holdings.

By virtue of its 100% direct ownership of STHI Holding, STHI Intermediate may be deemed to possess indirect beneficial ownership of the 904,162 shares of Common Stock that may be beneficially owned by STHI Holding, which represents approximately 31.2% of the Common Stock as of December 5, 2013. The filing of this Statement by STHI Intermediate shall not be construed as an admission that STHI Intermediate is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by STHI Holding.

By virtue of its 100% direct ownership of STHI Intermediate, STHI Inc. may be deemed to possess indirect beneficial ownership of the 904,162 shares of Common Stock that may be beneficially owned by STHI Intermediate, which represents approximately 31.2% of the Common Stock as of December 5, 2013. The filing of this Statement by STHI Inc. shall not be construed as an admission that STHI Inc. is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by STHI Intermediate.

By virtue of its 100% direct ownership of STHI Inc., STHI Parent may be deemed to possess indirect beneficial ownership of the 904,162 shares of Common Stock that may be beneficially owned by STHI Inc., which represents approximately 31.2% of the Common Stock as of December 5, 2013. The filing of this Statement by STHI Parent shall not be construed as an admission that STHI Parent is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by STHI Inc..

By virtue of its approximately 80.0% direct ownership of STHI Parent, Fund IX/A may be deemed to possess indirect beneficial ownership of 723,330 shares of Common Stock that may be beneficially owned by STHI Parent, which represents approximately 24.97% of the Common Stock as of December 5, 2013. The filing of this Statement by Fund IX/A shall not be construed as an admission that Fund IX/A is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by STHI Parent.

By virtue of its approximately 13.3% direct ownership of STHI Parent, Fund IX/B may be deemed to possess indirect beneficial ownership of 120,254 shares of Common Stock that may be beneficially owned by STHI Parent, which represents approximately 4.15% of the Common Stock as of December 5, 2013. The filing of this Statement by Fund IX/B shall not be construed as an admission that Fund IX/B is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by STHI Parent

By virtue of its approximately 0.6% direct ownership of STHI Parent, Co-Invest may be deemed to possess indirect beneficial ownership of 5,425 shares of Common Stock that may be beneficially owned by STHI Parent, which represents approximately 0.19% of the Common Stock as of December 5, 2013. The filing of this Statement by Co-Invest shall not be construed as an admission that Co-Invest is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by STHI Parent

By virtue of its being the sole general partner of Fund IX/A and Fund IX/B, Partners IX may be deemed to possess indirect beneficial ownership of the 843,584 shares of Common Stock that may be beneficially owned by Fund IX/A and Fund IX/B, which represents approximately 29.12% of the Common Stock as of December 5, 2013. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A and Fund IX/B.

By virtue of its being the sole general partner of Partners IX and Co-Invest, GTCR may be deemed to possess indirect beneficial ownership of the 849,009 shares of Common Stock that may be beneficially owned by Partners IX and Co-Invest, which represents approximately 29.3% of the Common Stock as of December 5, 2013. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Partners IX and Co-Invest.

In addition, any shares of Common Stock acquired or received by the Stockholders after the date (and before the valid termination) of the Stockholder Agreement will also be subject to the terms of the Stockholder Agreement. Accordingly, any such acquisition or receipt of shares of Common Stock by either Stockholder may result in the Reporting Persons being deemed to be the beneficial owners of additional shares. However, the Reporting Persons hereby disclaim beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of any of the Stockholder Agreement Shares covered by this Schedule 13D.

To the Reporting Persons’ knowledge, no shares of FTS’s Common Stock are beneficially owned by any of the persons named in Schedule A to this Statement, except for such beneficial ownership, if any, arising solely from the Stockholder Agreement and the related Irrevocable Proxy.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, or any person named in Schedule A, that it is the beneficial owner of any of FTS’s Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, the directors and executive officers named in Schedule A to this Statement, have effected any transaction in shares of FTS’s Common Stock during the past 60 days, except as set forth in this Schedule 13D with reference to the Merger Agreement and the Stockholder Agreement.

(d) The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, the shares of FTS Common Stock subject to the Stockholder Agreement.

(e) Not applicable

The foregoing summary descriptions of the Merger Agreement and the Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Stockholder Agreement, copies of which are attached as exhibits hereto or incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 of this Statement, which are incorporated herein by reference in their entirety, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such person and any other person with respect to any securities of FTS, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of FTS.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement Among the Reporting Persons dated as of December 16, 2013.

2.1	Agreement and Plan of Merger, dated as of December 5, 2013, by and among Sterigenics U.S., LLC, Sterigenics Florida Acquisition Corp., and Food Technology Service, Inc., incorporated by reference to Exhibit 2.1 to FTS’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2013.

10.1	Stockholder Agreement, dated as of December 5, 2013, by and among Sterigenics U.S. LLC, Sterigenics Florida Acquisition Corp., Fort Ashford Holdings, LLC, and Richard G. Hunter Ph.D, incorporated by reference to Exhibit 10.1 to FTS’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2013

STERIGENICS U.S., L.L.C.

By:	/s/ Corey H. Grauer
Name: Corey H. Grauer
Title: Vice President, General Counsel, & Corporate Secretary

STERIGENICS INTERNATIONAL L.L.C.

By:	/s/ Corey H. Grauer
Name: Corey H. Grauer
Title: Vice President, General Counsel, & Corporate Secretary

STERIGENICS HOLDINGS L.L.C.

By:	/s/ Corey H. Grauer
Name: Corey H. Grauer
Title: Vice President, General Counsel, & Corporate Secretary

STHI HOLDING CORP.

By:	/s/ Corey H. Grauer
Name: Corey H. Grauer
Title: Vice President, General Counsel, & Corporate Secretary

STHI INTERMEDIATE HOLDING CORP

By:	/s/ Corey H. Grauer
Name: Corey H. Grauer
Title: Vice President, General Counsel, & Corporate Secretary

STHI HOLDINGS, INC.

By:	/s/ Corey H. Grauer
Name: Corey H. Grauer
Title: Vice President, General Counsel, & Corporate Secretary

STHI PARENT COMPANY, L.L.C.

By:	/s/ Corey H. Grauer
Name: Corey H. Grauer
Title: Vice President, General Counsel, & Corporate Secretary

GTCR FUND IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: General Counsel

GTCR FUND IX/B, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: General Counsel

GTCR CO-INVEST III, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: General Counsel

GTCR PARTNERS IX, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: General Counsel

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: General Counsel

SCHEDULE A

Sterigenics Entities

The following persons are the officers and directors of the Sterigenics Entities, except for Sterigenics, Sterigenics International, and Sterigenics Holdings.

Name	Title	Principal Occupation	Address
Michael J. Mulhern	Chairman and CEO	Officer and director of Sterigenics Entities	2015 Spring Road Suite 650 Oak Brook, IL 60523

Corey H. Grauer	Vice President, General Counsel, & Secretary	Officer and director of Sterigenics Entities	2015 Spring Road Suite 650 Oak Brook, IL 60523

Phillip Macnabb	President and COO	Officer and director of Sterigenics Entities	2015 Spring Road Suite 650 Oak Brook, IL 60523

John Barker	Director	Retired	Field House Cranham Gloucestershire, UK GL48HB

Sean L. Cunningham	Director	Managing Director, GTCR LLC	GTCR LLC 300 N. LaSalle Street, Suite 5600 Chicago, Illinois 60654

Benjamin J. Daverman	Director	Vice President, GTCR LLC	GTCR LLC 300 N. LaSalle Street, Suite 5600 Chicago, Illinois 60654

David A. Donnini	Director	Managing Director, GTCR LLC	GTCR LLC 300 N. LaSalle Street, Suite 5600 Chicago, Illinois 60654

David E. Meyer	Director	Consultant to Sterigenics	2015 Spring Road Suite 650 Oak Brook, IL 60523

Constantine S. Mihas	Director	Managing Director, GTCR LLC	GTCR LLC 300 N. LaSalle Street, Suite 5600 Chicago, Illinois 60654

Sterigenics International L.L.C. is the sole manager of Sterigenics U.S., L.L.C. Sterigenics Holdings L.L.C. is the sole manager of Sterigenics International L.L.C. STHI Holding Corp. is the sole manager of Sterigenics Holdings, L.L.C. Corey H. Grauer, Philip Macnabb, and Michael J. Mulhern are also officers of Sterigenics U.S. L.L.C., Sterigenics International L.L.C., and Sterigenics Holdings L.L.C., in the same role and address as provided in the chart above. In addition, Kathy Hoffman serves as Vice President, Environmental, Health & Safety for Sterigenics U.S., L.L.C. and serving in that role is her principal occupation. Ms. Hoffman’s address is 2015 Spring Road, Suite 650, Oak Brook, IL 60523.

GTCR Entities

Decisions of the investment committee of GTCR with respect to the voting of the shares of the Common Stock are made by a vote of a majority of its members, and, as a result, no single member of the investment committee has voting or dispositive authority over such shares. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, David S. Katz, Mark M. Anderson, Aaron D. Cohen and Sean L. Cunningham are each managing directors of GTCR LLC, which provides management services to GTCR, and each disclaims beneficial ownership of the shares held by GTCR, except to the extent of his pecuniary interest in such shares.

The principal occupation of each of the individuals listed in the immediate paragraph above on this Schedule A is serving as a managing director of GTCR LLC. The business address of each such individual is GTCR LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.